

Mail Stop 7010

September 12, 2007

via U.S. mail and facsimile

Richard V. Spencer
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, GA 30328

      Re: Intercontinentalexchange, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for the Fiscal Quarter Ended March 31, 2007
              File No. 001-32671

Dear Mr. Spencer:

      We have reviewed your response letter dated August 16, 2007, and have the following additional comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

Note 3 – Acquisitions, page 7

1.   We note your response to prior comment 4, which provides your basis for allocating all goodwill resulting from your NYBOT acquisition to your global OTC business segment. It is unclear how you determined that goodwill should not be assigned to your US futures business. Your basis that the goodwill allocation is consistent with how you evaluate segment performance internally is not consistent with paragraphs 34 and 35 of SFAS 142. Please tell us how you determined that the US futures business will not benefit from the synergies of the combination and how your allocation of goodwill complies with paragraphs 34 and 35 of SFAS 142. Also, explain your consideration of assigning goodwill to your other reporting units based on the objectives outlined in paragraph 35. Further tell us how you have allocated all other assets and liabilities from the NYBOT acquisition and how that allocation complies with paragraph 32 and 33 of SFAS 142.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief